VIA FACSIMILE AND U.S. MAIL

November 9, 2004

Roger U. Wellington, Jr.
Chief Financial Officer
The L.S. Starrett Company.
121 Crescent Street
Athol, Massachuetts 01331-1915

	RE:	Form 10-K for the fiscal year ended June 26, 2004
Form 10-Q for the period September 25, 2004
File No. 1-367

Dear Mr. Wellington:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 26, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.





Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2. You are presenting non-GAAP financial measures in your results of operations, when you discuss your net income and other amounts, excluding unusual charges. Whenever a non-GAAP financial measure is included in a filing you should include the following:
* a presentation, with equal or greater prominence, of the most directly comparable GAAP measure,
* reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure,
* statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors and,
* a statement disclosing how management uses non-GAAP financial measure. Please provide the appropriate supporting disclosures regarding measures that eliminate certain charges or credits that are regarded as non-recurring or unusual. See Question 9 of our Frequently Asked Questions Regarding Non-GAAP Financial Measures dated June 13, 2003 and Item 10 (e)(1)(i)(A) to (D) of Regulation S-K.

3. Please explain to us how your discussion of unusual charges in your Management`s Discussion and Analysis section meets the requirements of
Item 10(e)(1)(ii)(B) of Regulation S-K.

Contractual Obligations

4. Please consider revising your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.





Statement of Cash Flows

5. Please explain to us how your netting of cash flows related to net change in long-term and short-term borrowings meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in long-term and short-term borrowings.

6. Please explain to us how your netting of cash flows related to other current assets and liabilities meets the requirements in paragraphs 12 and 13 of SFAS 95 for netting. Otherwise, please present the gross changes in other current assets and liabilities separately.

Statements of Stockholders` Equity

7. Please disclose the accumulated balances for each classification in your accumulated other comprehensive loss on the face of the balance sheet, in the statement of stockholders` equity or in the notes to the financial statements as required by paragraph 26 of SFAS 130.

Significant Accounting Policies

Investments

8. For securities classified as available-for-sale, please disclose the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost basis by major security type as of each date for which a statement of financial position is presented. In addition, for each period for which the results of operations are presented, please disclose the following:
a) The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales
b) The basis on which the cost was determined in computing realized gain or loss
c) The gross gains and losses included in the earnings from transfers or securities from available-for-sale category into the trading category
d) The change in net unrealized holding gain or loss on available-for-sale securities that has been included in the separate component of shareholders` equity during the period
e) The change in the net unrealized holding gain or loss on trading securities that has been included in earnings during the period.
		See paragraphs .19 and .21 of  SFAS 115.

Inventories

9. Please disclose the types of inventory that are accounted for under the LIFO inventory method. In addition, please disclose the types of inventory that are accounted for under the FIFO inventory method.
Shipping and Handling

10. Please disclose how you account for shipping and handling costs in your financial statements. Please tell us where your shipping and handling charges that are billed to customers are included in the income statement and also tell us where the costs incurred for shipping and handling are classified in the income statement. See EITF 00-10.

Accounting Pronoucements

11. Please include the tabular presentation for awards of stock-based employee compensation as required by paragraph 45(c) of SFAS 123, as amended by SFAS 148. See paragraph B13 of SFAS 148 for an illustration.

Income Taxes

12. Please provide us with an analysis of your deferred tax assets and liabilities by jurisdiction that shows how you netted your current assets and liabilities by jurisdiction. Please provide us with a similar analysis regarding your long-term deferred tax assets and liabilities by jurisdiction. In addition, please include a reconciliation to the amounts shown on your balance sheets at June 26, 2004 and June 28, 2003. Please disclose what caused the $10 million current deferred tax asset as of June 26, 2004 and the $7 million current deferred tax asset as of June 28, 2003.

Common Stock

13. Please include a more robust description of the plan(s) including the general terms of awards under the plan, such as vesting requirements and the maximum term of options granted. In addition, please explain to us why no options would be exercisable at fiscal year ends if options become exercisable exactly two years from the date of grant. Please include the range of exercise prices for outstanding options in accordance with SFAS 123, paragraph 48.

Employee Benefit Plans

14. You have several pension plans, both defined benefit and defined contribution, covering all of your domestic and most of your foreign employees. However, you show both your US plans and foreign plans combined. According to FAS 132, paragraph 38, disclosures about US plans may be combined with those about foreign plans unless the benefit obligations of the foreign plans are significant relative to your total obligation and those plans use significantly different assumptions. Please support your combined treatment. Otherwise, please provide a disclosure that separates US plans from foreign plans. See SFAS 132, paragraphs 7 and 38.
Operating Data

15. You indicate that you are engaged in the single business of producing and marketing industrial, professional and consumer products. Based on your discussion in the Business section, Management`s Discussion and Analysis section and your website, it is unclear whether you have one operating segment, as defined by paragraph 10 of SFAS 131, or you have aggregated several operating segments into one reportable segment. Please explain whether each of your divisions constitutes an operating segment, and if not, why not. If more than one operating segment that has been aggregated into one reportable segment, address how you have met each of the aggregation criteria set forth in paragraph 17 of SFAS 131, including how each operating segment has similar economic characteristics.

FORM 10-Q FOR PERIOD ENDED SEPTEMBER 25, 2004

General

16. Please address the comments above in your interim filings as well.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 942-8091 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
						Accounting Branch Chief

Mr. Roger Wellington, Jr.
November 9, 2004
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE